

August 9, 2012

Via E-mail
Mr. Chenglin Wang
 Chief Financial Officer
Xinde Technology Company
Number 363, Sheng Li West Street
Weifang, Shandong Province
The People's Republic of China

  Re: Xinde Technology Company
    Form 10-K for the Fiscal Year Ended June 30, 2011
    Filed September 28, 2011
    File No. 1-34909

Dear Mr. Wang:

  We have reviewed your supplemental response letter to us dated July 18, 2012 in response to our letter dated June 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Consolidated Statements of Income and Comprehensive Income, page F-4

1. We have reviewed your response to prior comment 1 and note your proposed reclassification and disclosure. With respect to Schedule A included with your response, we note there are numerous customers with varying individual balances that comprised the $710,330 of bad debt recoveries. Beginning with your June 30, 2012 Form 10-K, to be filed, please disclose that the bad debts recovery consisted of numerous individual customer balances and explain the circumstances surrounding such recovery in fiscal year 2011.

2.   We further note from your response to prior comment 1 that you recorded an additional provision of doubtful accounts of $670,197 in the fiscal year ended June 30, 2011. In your June 30, 2012 Form 10-K, to be filed, please discuss this provision and whether it is comprised of numerous individual customers or a few customers, and include in MD&A a critical accounting policy for allowance for doubtful accounts to discuss management's policy and judgment in estimating the amount and recording of its provision for doubtful accounts.

Note 8 – Land Use Rights, page F-18
and
Note 9 – Plant and Equipment, page F-19

3.   We have reviewed your response to prior comment 2. Please include your response in its entirety in the footnotes to the audited financial statements to be included in the June 30, 2012 Form 10-K. Also, please consider filing the agreements shown as Schedules C and D as Exhibits 10 to your June 30, 2012 Form 10-K. The reasons for the continued delay in transferring the legal title to the land use rights, motor vehicles and buildings from Mr. Ding Jiapeng and Mr. Liu Dianjun to the Company should also be discussed. In this regard, we note from disclosure in your June 30, 2011 Form 10-K and June 30, 2010 Form 10-K, that you estimated the transfer to be completed by December 31, 2011 and December 31, 2010, respectively. Your current response indicates that transfer of legal title is estimated to be completed by December 31, 2012. Please provide a more detailed discussion in your June 30, 2012 Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief